BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

January 31, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Summary of Consolidated Business Result for the Third Quarter ended December 31, 2006 (Consolidated) dated January 31, 2007

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

BELLUNA ベルーナ
MAIL ADD:
4-2 MIYAMOTO-CHO, AGEO-SHI, SAITAMA-KEN, JAPAN 362-8688

Summary of Consolidated Business Result

for the Third Quarter ended December 31, 2006 (Consolidated)

Date: January 31, 2007

Company name: BELLUNA CO., LTD.
URL: http://www.belluna.co.jp
Stock Code: 9997
Exchange: Tokyo Stock Exchange, 1st Section
Head office location: Saitama
President and Representative Director: Kiyoshi Yasuno
Contact: Ken Oya, General Manager, Administration Division
Telephone: 048-771-7753

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: Yes
  *on corporation and other taxes
  *on some of others in which the impact by simplified accounting method is small.

(2) Difference in accounting methods compared with most recent fiscal year: None

(3) Changes in consolidation and scope of application for equity method: Yes
  *Bell-Net Credit Co., Ltd. is consolidated from this fiscal year.

2. Business Results for the Third Quarter of the Fiscal Year ending March 31, 2007 (From April 1, 2006 to December 31, 2006)

(1) Results of Operations (Consolidated) (Note: Rounded down to million yen)

FY	Net Sales		Operating Income		Recurring Income	
	Millions of yen	%(YOY)	Millions of yen	%(YOY)	Millions of yen	%(YOY)
Third Quarter ended December 31, 2006	94,510	5.4	10,027	9.1	10,276	5.8
Third Quarter ended December 31, 2005	89,705	5.6	9,187	1.5	9,715	2.7
Fiscal Year ended March 31, 2006	121,938		11,261		12,118	

FY	Net Income		Net Income per Share	Diluted Net Income per Share
	Millions of yen	%(YOY)	Yen	Yen
Third Quarter ended December 31, 2006	5,905	2.8	111.40	107.84
Third Quarter ended December 31, 2005	5,747	2.3	227.96	215.62
Fiscal Year ended March 31, 2006	6,935		274.95	258.59

(Note) 1. Share Split: 1:1.1 on May 20, 2005, and 1:2 on April 1, 2006
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2)Financial Position (Consolidated)

FY	Total Assets	Shareholders' Equity	Shareholders' equity to total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of December 31, 2006	139,966	63,536	45.3	1,204.54
As of December 31, 2005	113,271	53,896	47.6	2,148.38
As of March 31, 2006	119,253	57,197	48.0	2,220.42

[Consolidated Cash Flows]

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third Quarter ended December 31, 2006	-9,908	-7,369	14,051	16,977
Third Quarter ended December 31, 2005	-182	-2,691	9,250	15,049
Fiscal Year ended March 31, 2006	- 1,609	- 1,900	14,802	19,960

[Reference]

Forecast of Consolidated Financial Performance in FY ending on March 31, 2007 (From April 1, 2006 to March 31, 2007)

FY	Net Sales	Recurring Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
Fiscal Year Ended March 31, 2007	127,500	12,500	7,200

(Note) Forecast net income per share for the year: 136.50 yen.

(3)Sales by Business Segment

FY	Catalogue Business	Single-item Mail Order Business	Advanced Finance Business	BOT(Belluna Operation Trust) Business
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Third Quarter ended December 31, 2006	60,286	21,686	6,218	1,445

FY	Karemu Business	Other Business
	Millions of yen	Millions of yen
Third Quarter ended December 31, 2006	2,603	2,443

(Note) Brackets of business segments;

1. Catalogue Business: Mail order shopping services through catalogues, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company. (including former 'HANPU' business)
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalogue Business, B to B mortgage loan and financing service in Korea.
4. BOT Business: Operation trust business including an enclosure charge business, former Belluna Direct Business.
5. Karemu Business: Exhibition sales business.
6. Other Business: including real estate business and wholesales business

Please note that this is summary translation of the original Japanese-language document.

- End -

END